June 16, 2006

Mr. Steven Berrand
Services Acquisition Corp. International
401 East Olas Boulevard, Suite 1140
Fort Lauderdale, Florida 33301

> **Re: Services Acquisition Corp. International ("SACI")**
> **Amendment No. 1 to Proxy Statement on Schedule 14A**
> **Filed May 16, 2006**
> **File No. 000-32552**

Dear Mr. Berrand,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment three of our letter dated April 28, 2006 and partially reissues it with added clarification. Our point was merely that the board would potentially be unable to utilize the fairness opinion as additional evidence of its informed business judgment because the opinion was obtained after the merger was approved by the board. Please clarify throughout. In addition, please clarify where the company has presented "a detailed analysis as to the valuation determined by the [board]," how the board determined the 80% test was met, and how the board determined the merger proposal was fair when entered into as opposed to the analysis provided by North Point since in

determining whether the 80% test was met, whether to enter into the merger agreement and whether the agreement was fair at the time it was entered into the board did not utilize the fairness opinion.

2.   The staff notes that several management team members – notably Messrs. McPhail and Meier – of Jamba Juice's Hawaiian franchisee have prior experience as Blockbuster franchisees. The staff further notes that several members of SACI's management team were senior executives at Blockbuster. Please clarify whether these individuals know each other; if they do, please confirm whether SACI's management team knew of their association as a Jamba Juice franchisee. Also, clarify whether there was any contact between these individuals. We may have further comment.

3.   We note that in response to prior comment eight of our letter dated April 28, 2006 you removed the disclosure. We reissue the prior comment. We note the prior disclosure that you may pay Morrow & Co. additional fees after the solicitation depending on the services you used. Please disclose all fees to be paid to Morrow & Co. and disclose the specific additional services and associated fees.

4.   Please add disclosure indicating, if the business combination is not completed, the procedures for dissolution of the company pursuant to Delaware law. For example, will you comply with Section 280 of the Delaware General Corporation Law, or instead fall under the provisions of Section 281? Will shareholders vote on the dissolution? Also, discuss debtor/creditor rights and any potential bankruptcy proceedings that may result if the business combination is not completed. Discuss the timing of liquidating the trust in relation to dissolution of the company.

5.   Clarify whether all of your contracts have included waivers that would prevent the party having any right to funds from the trust. If there are not such waivers, state the amount owed, and clarify whether the officers and directors of SACI will be liable for these amounts. We may have further comment.

Questions and Answers About the Proposals, page 1

6.   The disclosure at the top of page 2 says that the merger will require "the affirmative vote of a majority of the shares of SACI's common stock outstanding as of the Record Date that are present in person or by proxy at the special meeting." On page 3 you state that an abstention or failure to vote "will have the same effect as a vote against the merger proposal." Since the person must be "present in person or by proxy," clarify the impact upon the vote if a person fails to vote by not returning the proxy. It appears that failing to vote by not returning the proxy would not have the same impact as voting against the merger proposal because the person would not be considered "present" for purposes of a majority vote.

7.   Revise the disclosure throughout the proxy statement to clearly disclose the per share purchase price of the Jamba Juice shares.

Summary, page 5

8.   We partially reissue prior comment 15 of our letter dated April 28, 2006. Please explain the "certain holdbacks" that will decrease the cash paid for Jamba Juice. We also note similar disclosure on page 47.

9.   We note that the value of the "in-the-money" options and warrants assumed by SACI will reduce the cash payment to Jamba Juice. Please disclose the current value of the "in-the-money" options and warrants as of the most recent practicable date.

Financing Proposal, page 7

10.   We note your disclosure on page 7 that SACI's legal fees and expenses associated with the private placement, and resale registration statement, are incorporated with the total fees associated with the merger. Please advise us if these fees will be presented separately in any schedule of merger related fees. In this regard reference is made to our prior comment 18 of our letter dated April 28, 2006.

11.   We note the statement that the private placement financing was fair because at the time of the initial sale, the price of the private placement was above the market price. The market did not reflect the target business - Jamba Juice, while it appears that the private placement investors were aware of the target business. Please discuss and explain the determination of fairness in light of the market price not reflecting the target business.

12.   Disclose the total number of shares to be acquired in the private placement by shareholders of Jamba Juice and state the percent of the company after the merger and private placement. Also, state the amount of shares being acquired in the private placement by shareholders of SACI and the percent to be held after the merger and private placement.

13.   Please explain how you determined the merger should be accounted for using the purchase method, with Services Acquisition Corp. International as the acquiring entity. Although Jamba Juice shareholders will be paid $220 million and receive other consideration, the transaction is being financed by a simultaneous private placement with net proceeds of approximately $225 million. We also note that numerous investors in the private placement are shareholders of Jamba Juice Company. Please provide an analysis of the pertinent facts and circumstances considered, including each of the matters discussed in paragraphs 17(a) – (e) of

SFAS 141. Tell us if Jamba Juice shareholders will have control of the company after the merger. Expand MD&A and the notes to the pro forma financial statements to provide appropriate discussion of the accounting treatment of the merger.

Stock Ownership, page 9

14.   In reviewing your response letter we were unable to locate text responsive to our prior comment 20 of our letter dated April 28, 2006. Please advise.

Interests of SACI Directors and Officers in the Merger, page 10

15.   The staff requests additional disclosure in response to our prior comment 23 of our letter dated April 28, 2006. Please specify the aggregate dollar value benefit to your officers and directors based upon the price they paid for their shares prior to the IPO and the current value of the stock, which they will only benefit from if the merger is approved. In addition, please discuss any increase in the dollar value of their warrant holdings in the event a merger is approved.

Selected Historical Financial Information, page 14

16.   You state "long-term debt and other" as of April 4, 2006, equals $27.5 million. The balance sheet for the same period reports this balance as $9.5 million. Please reconcile these amounts and revise the document as needed.

17.   We note you have deleted the usage of adjusted EBITDA in your tables. However, you still reference adjusted EBITDA in the paragraph below the table on page 15. Please revise to remove this reference.

18.   We note your response to prior comment 28 regarding the disclosure of system-wide revenue. Because managed entity revenues are not revenues of the registrant, we believe presentations of system-wide revenues are prohibited under Item 10(e) of Regulation S-K and may confuse investors. This non-GAAP measure cannot be reconciled, as required by Item 10, because the revenues of franchised restaurants are not reflected in your financial statements. Generally, non-GAAP financial measures exclude one or more "non-recurring" items or can be calculated using elements derived from financial presentations. Also, Item 10 requires disclosure of the reasons why the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. We believe no substantive justification exists for aggregating the revenues of company-owned and franchised restaurants. Further, there would appear to be no useful purpose for such aggregated information with respect to management's operation and analysis of the business. However, we would not object to the presentation (in a footnote to your selected financial data) of the revenues of your franchised restaurants,

provided the presentation is made in the context of explaining how you derive franchise fees and royalties from your franchisees.

Risk Factors, page 19

19.   Please disclose the name of the supplier referred to in your fourth risk factor concerning the concentration of business risk associated with having one supplier provide 85% or more of your food distribution related contracts.

20.   We note the risk factor on page 26 regarding internal controls of Jamba Juice. Please clarify the risk factor to indicate whether management is aware of any factors that may result in Jamba Juice's internal controls not being effective. Tell us if management has identified any material weaknesses in the internal control system.

Stock Ownership, page 34

21.   We note the disclosure that the warrants are not included in the stock ownership table because they are not exercisable until the later of the date of the completion of the merger or June 29, 2006, whichever is later. Beneficial ownership should include those shares that the person has the right to acquire within sixty days. Since it appears the merger will occur within 60 days of the final proxy statement, it would appear that such disclosure should be provided. Please revise accordingly. Revise the beneficial ownership table on page 130.

22.   Please explain the basis for the supplemental response to prior comment 31 of our letter dated April 28, 2006 that these two entities no longer are 5% beneficial owners. Also, clarify whether they continue to share voting and dispositive power. If so, are they 5% beneficial owners when added with the other entities with whom they share voting and dispositive power? Also, since at one point they were above the 5% threshold, disclose whether they filed all of the reports required by Section 16 of the Exchange Act and whether such reports contain the ultimate control person(s). We may have further comment.

Proposal 1 - The Merger Proposal, page 36

23.   We reissue prior comment 32 of our letter dated April 28, 2006. Briefly discuss the activities conducted by SACI in the search for a target business prior to being introduced to Jamba Juice.

24.   We are unable to locate in the proxy statement your response to our prior
        comment 33 of our letter dated April 28, 2006. Accordingly, we reissue the
        comment. Please clarify whether the referenced strategic buyer is associated with
        the merger or private offering in any manner. In addition, please indicate whether
        the company had previously had merger, or financing discussions with any entity
        currently involved in the private placement or SACI management.

25.   We note your disclosure on page 40 that your management engaged North Point
        "to conduct a fairness opinion on behalf of the stockholders of SACI." Please
        explain the basis of this statement in light of our prior comment 103 of our letter
        dated April 28, 2006 and the explicit language of the opinion stating that it is only
        to be relied on by the board of directors. In addition, please note that this
        comment is equally applicable to your other North Point related disclosures,
        including those on page 45.

SACI's Reasons for the Merger and Recommendation of the SACI Board, page 41

26.   The staff reviewed your response to our prior comment 37 of our letter dated
        April 28, 2006 and was unable to locate the revision to your disclosure referenced
        in your response. Please advise. On page 42 you state that one of the factors you
        considered was JJC's successful record of growth and high potential for future
        growth. Please clarify what you mean by growth, as well as the time frame that
        you are using. Are you referring to increased net cash flows, net income,
        EBITDA? If EBITDA, please clarify what base year you are referring to as it
        appears that your June 28, 2005 figures do not show growth compared to June 29,
        2004.

27.   Please explain the reference on page 42 to Jamba Juice's revenue for the fiscal
        year ended June 30, 2006 to $209 million. This date has not yet passed.

28.   We reissue prior comment 38 of our letter dated April 28, 2006. Please explain
        the basis for management's belief that Jamba Juice is "well positioned at the
        convergence of several industry and consumer trends."

Fairness Opinion, page 44

29.   On page 45 you disclose that you management was "well aware of the significant
        interest potential investors had expressed in participating in the private placement
        transaction to be used to complete the merger." Please explain the relevance of
        this disclosure to the reader and to the determination to approve the merger with a
        particular emphasis on any price differentials between the private placement
        participants and the public shareholders.

The Agreement and Plan of Merger, page 47

30.   Please explain the reference to options and warrants of "SVI."

Conditions to the Completion of the Merger, page 51

31.   Please update the bulleted point relating to the warrants since April 30, 2006 has passed to clarify whether this condition has been met.

Compensation, page 54

32.   Please provide us with copies of the employment agreements supplementally.

33.   We partially reissue our prior comment 43 of our letter dated April 28, 2006. Please state the amount of options or restricted shares included in the grants under your management employment agreements. In addition, please provide further information regarding these grants including such items as vesting provisions or an appropriate cross reference to where this information may be found.

34.   Please clarify your usage of "similarly situated" in the first bullet point under "Fringe Benefits …" on page 54.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Jamba Juice Company, page 55

35.   We note the company's disclosure regarding its growth strategy and desire to expand into new and emerging markets – as disclosed on page 55. Please clarify where these new markets are, and elaborate on the company's plans to expand into these markets. For example, does the company plan to focus on specific geographic areas, certain types of locations, etc.

36.   To the extent known, or budgeted, please disclose the amounts that the company will spend on real estate managers and consultants and additional management as disclosed on page 55. Explain your plans to "develop the real estate pipeline."

37.   We note your disclosure on page 56 that your long term objective is to obtain revenue growth of 20-30% per year. Please provide additional information supporting the reasonableness of this projection, including a discussion of your past revenue growth. If warranted, please address the impact that this type of growth strategy may have on your profitability and margins. Also make clear that there is no guarantee the company will reach its objective and that investors should not place undue reliance upon this number.

Results of Operations – 40 Week Period Ended April 4, 2006 Compared to April 5, 2005, page 56

38.   We note your disclosure that your revenues increased 23.4% period over period. Please provide additional analysis breaking out what percentage of this increase is attributable to new store openings, new franchises and actual increases in same store sales. Similar information should be provided for your year over year comparisons. In this regard, we note that it appears as though your growth has been primarily from new store openings as opposed to same store sales; if this is the case, please revise to clarify and discuss the impact that this may have on your plans going forward.

39.   Please revise to clarify whether comparable store sales in California were flat, negative, or positive and, in light of California's importance to you, disclose the percentage change in comparable store sales in California.

40.   Please explain the meaning of your statement on page 56 that "[t]he increase in comparable store sales is a function of pricing increases that accounted for 2.5% of the growth with the remainder from increased average check size." How does the company track average check size independently of its price increases?

41.   Please provide additional disclosure regarding the termination of the Whole Foods Market agreement in 2005. This disclosure might include the reasons for the termination of this agreement, if known, a discussion of whether these franchises had been profitable during their operations, and how or if, this experience impacts the company's future "store in a store" format. To the extent that the company encountered problems generally with this format, please discuss how or if, it has addressed them. In addition, please address whether the loss of this revenue will have an impact on your financial performance in the future.

42.   Please provide additional information concerning the $1.1 million in fees related to franchise employee support. In this regard a discussion of whether these fees will be recurring, the costs associated with providing these services, and other related terms would be useful to investors. In addition, please provide additional discussion as to why these agreements and obligations were undertaken – particularly if these franchises or stores were "underperforming".

43.   On page 57 you state that you paid higher bonuses during the 40 week period due to the company's profit versus plan, as well as comparable store sales and personal goals. In addition, you note that "[t]he year-to-date profit performance against plan exceeded the same period for last year." However, based on your financial statement presentation on page 14 and elsewhere, it would appear that the company had net losses for both 40 week periods – although the net loss for the 40 weeks ended April 4, 2006 was less than the loss associated with the

previous period. Please revise to clarify your discussion. In addition, please ensure that any discussion of your Bonus Plan includes the method by which the company will measure its performance based compensation.

44.   In discussing the general and administrative expenses, include a comparison of the amounts for the periods being compared.

45.   On page 58 you explain that your store pre-opening costs declined "due to the relative slow period of growth in [the] 40 week period [but] is expected to increase in the future as expansion ramps up." Please explain the underlying reasons why the 40 week period was relatively slow.

46.   We note your disclosure on page 58 that you recognized $1.4 million of income associated with "gift card breakage." Please clarify whether the company recognized any income associated with unused gift card in the prior period. In addition, please provide more information (or an appropriate reference) about your program and any state or federal regulations associated with your gift card program.

47.   We are unable to locate the text responsive to our prior comment 51 of our letter dated April 28, 2006, accordingly we reissue it. In so doing, the staff is particularly seeking a discussion of whether your expansion plans will primarily be in higher cost locations.

48.   We note your disclosure regarding gift certificate breakage in the middle of page 58 and the $1.4 million recorded as a reduction of operating expense. Please revise to clarify, if true, that this disclosure is referring to the $5 gift certificates sold prior to 2002, as discussed on page F-28. Clarify whether any breakage has been recorded with respect to the sale of jambacards. Disclose the amount of the liability for the $5 gift certificates as of each balance sheet date and the terms and conditions. Provide us with a thorough explanation of the process you undertook to estimate total breakage. Also explain to us why you never recorded breakage in the past years. Revise your discussion of critical accounting policies and estimates to discuss how the estimates and assumptions used in determining breakage may affect the company's financial statements.

49.   Revise your discussion of the recognition of $658,000 in deferred development fees in 2005 to clarify whether the development agreements expired or terminated in 2005.

Results of Operations – Fiscal Year 2005 Compared to Fiscal Year 2004, page 58

50.   We note that the company has added some discussion of JJC Florida, LLC in response to our prior comment 60 of our letter dated April 28, 2006. On page 59 you state that the joint venture is "experiencing year-to-date sales increases."

Please specifically disclose the extent of these sales increases and also discuss the net losses of the joint venture for this period. In addition, please ensure that a discussion of JJC Florida, LLC is also included in your 40 week period discussion. Also, please more fully discuss the terms of your Management Agreement and the Joint Venture Agreement, including how profits/losses are shared and what the responsibilities of the respective parties are. To the extent that there are any guaranty arrangements please discuss them. Supplementally provide us with copies of any agreements relating to this relationship with JJC Florida LLC.

51.   Explain the basis for management's belief that "the volume will increase and the stores will be individually and collectively profitable."

52.   Provide the basis for the statement that even though the joint venture has historically sustained losses, management believes this is not indicative of future performance.

53.   We are unable to locate text responsive to our prior comment 62 of our letter dated April 28, 2006, please advise us where the company has responded to this comment. On page 59 we note that your store operating expenses increased in part, due to increased bonuses. In addition, we note that General and administrative expenses also increased as a result of higher bonuses. Please clarify the difference between these two bonuses. For example, are they intended to benefit different classes of people? Also, in an appropriate section, please provide a more detailed discussion of the company's bonus and retention plans, if any. If the company does have such a plan it should address the financial impact such a plan will have on the future operations of the company.

Results of Operations – Fiscal Year 2004 Compared to Fiscal Year 2003, page 61

54.   On page 61 you disclose that your general and administrative expenses increased in part to a $683,000 increase in external consulting fees. Please disclose what sorts of projects these consultants were working on.

55.   On the top of page 62, you state "net interest expense included $212,000 in charges related to a class-action settlement with Jamba Juice Company California employees and the purchase of development rights from the Midwest Developer". Revise to explain why the class action lawsuit expense and development rights expenses are charged to interest expense.

56.   On page 62, you state the $12.9 million valuation allowance was reversed after
        four consecutive years of profitability. However, on page 14 you report a loss of
        $24 million in fiscal year 2001 and a pretax loss of $169,000 in 2003. Please
        revise to clarify. Also, explain the factors considered or assumptions made by
        management in determining it was more likely than not you would be able to
        realize all of your deferred tax assets.

Liquidity and Capital Resources, page 62

57.   We continue to note the statement that you may use your available cash to "make
        proportionate capital contributions or purchase larger ownership interests in
        [your] equity method investees." Please explain this reference. We also note that
        the company will have a significantly improved cash position following the
        completion of the merger; discuss your planned uses of these funds.

58.   We note the revolving line of credit is secured by substantially all of the assets of
        the company. Add a risk factor. Also, discuss the financial covenants that must
        be met.

59.   On page 63 you disclose sales of $19 million in stored value on new and old
        jambacards during the nine month period ending April 4, 2006. You also disclose
        $14.7 million was redeemed during this period, suggesting an increase in the total
        liability of $4.3 million from fiscal year-end. Please revise to disclose the reason
        the liability increased by only $2.7 million during this period.

60.   We did not note the addition of "deferred rent and other long-term liabilities" to
        the contractual obligations table on page 64, as requested in our previous
        comment 66. Please tell us why you believe these long-term liabilities should not
        be included in the table, or revise to include them.

Proposal 2 - The Financing Proposal, page 69

61.   In your response to our prior comment 76 of our letter dated April 28, 2006 you
        indicate that you have relied upon the representation of investors that they are
        indeed, accredited investors. Please clarify whether the company independently
        made the determination that these investors did meet the definition of accredited
        investors. Disclose the total number of investors. Also, state the facts supporting
        your reliance upon the claimed exemption.

62.   Please reconcile the disclosure in the ownership table on page 73 with the list on
        page 69. For example, in the table you refer to Soros Strategic Partners, LP but in
        the list on page 69 you refer to Soros Fund Management. Also, some entities
        listed in the table are not included in the list on page 69. Please reconcile and
        revise or advise.

63.   Please disclose the control person(s) for each entity.

64.   We note that Creative Juices, Inc. will invest in the private placement transaction. If Creative Juices, Inc. has any relationship to the company, including a franchise relationship, please disclose the extent of this relationship.

65.   Please include a statement indicating that the company currently has commitments to purchase the entire private placement amount and that the only condition precedent to these purchases is the closing of the merger. In addition, please clarify your response to our prior comment 77 of our letter dated April 28, 2006 regarding whether the private placement purchasers currently are irrevocably bound to purchase their shares in the event that the merger is closed.

66.   Please explain clause (v) that "investors shall have in the aggregate purchased shares of SACI common stock for a total investment of at least $150 million." Why is this clause here if the purchasers are irrevocably bound to purchase $231,600,000? Several paragraphs later we note that the Securities Purchase Agreements may be terminated under two circumstances. Clarify the impact on the merger if you are unable to obtain the total minimum investment of $150 million. Also, if these investors are not irrevocably bound, revise the disclosure throughout the proxy statement that indicates the amount that will be raised through the private placement to make clear there is no guarantee this amount will actually be raised.

67.   In your disclosure in footnote 4 on page 73 discussing Mr. Kagle's beneficial ownership post offering you state that the amount of common stock issuable in exchange for Mr. Kagle's warrants is not determinable at this time. Please explain why these amounts are not determinable. How many warrants are currently owned by Mr. Kagle?

Information About Jamba Juice Company, page 83

68.   Please discuss, in an appropriate section, why these Zuka Juice stores are less profitable when it appears that they were converted to the Jamba Juice brand.

69.   On page 83 you disclose that you have "achieved an annual growth rate of 20.3% per year over the last three fiscal years." Please clarify the reference, i.e., does this mean revenue, system-wide sales, etc.

70.   Confirm supplementally that all material agreements will be filed as exhibits upon completion of the business combination.

Competition, page 92

71. We note your statement on page 92 that the company believes that its company stores "generate average unit volumes of more than double that of these regional smoothie stores." Please confirm that you are comparing oranges to oranges, which is to say, are you comparing your company owned stores to your competitor's company owned stores? Or, do their figures also include franchises which, similar to your business, might have lower unit volumes. In addition, please address how the company determined that it was comparing current operating data for these companies. Also, please disclose why average unit volumes, as opposed to free cash flow, sales per square foot, net income, etc., is the best basis to compare yourself. Finally, please provide the staff with your analysis supporting this statement.

Growth Strategy, page 93

72. The staff reissues our prior comment 101 of our letter dated April 28, 2006. While the staff notes your response that the reference to "cash build out costs" was removed, we note that the reference to "cash build out costs, net of tenant improvement allowances" is still contained on page 93. Please clarify the meaning of this statement.

Brand Extensions, page 95

73. We note your response to our prior comment 98 of our letter dated April 28, 2006 on page 95. Please clarify what you mean by "currently considering" for each of these opportunities including, but not limited to, whether management has budgeted funds to pursue these opportunities or assigned managers to these projects, etc.

Information About SACI, page 100

74. Based on the company's tabular presentation on page 102 the staff notes that the company's estimated use of proceeds was significantly less than the actual requirements. Please explain the reasons behind this variance. Explain the reason(s) for the significant increase in the legal, accounting and other expenses for structuring and negotiating a business combination above the estimated use of proceeds. In addition, please explain any impact the lack of cash is having on your business – for example, have vendors been unwilling to waive rights in the trust account, have contractual terms been less favorable to the company etc. Also, please confirm whether SACI currently has any plans to raise additional funds for the purposes of completing the merger transaction. Finally, please confirm whether your auditors have been paid for their services and whether any balances payable to them are owed.

North Point Fairness Opinion, page 103

75.   We note your disclosure on page 103 that "North Point has consented to the disclosures regarding its fairness opinion in this proxy statement." We also note the modifications made to Annex E. Please reconcile your disclosure that the opinion was obtained "in order to provide further information to SACI stockholders" with the text of Annex E which suggests that the opinion was meant for the Board's use only.

76.   Please disclose all assumptions and projections used in the valuations. For example, provide the estimated cash flow of Jamba Juice for fiscal years 2006 through 2006 and how these were determined. Explain how North Point determined to use the multiples ranging from 12x EBITDA to 14x EBITDA.

77.   Provide the revenues and net income (losses) for the selected companies used as comparables. Also include Jamba Juice's revenues and net income for comparison. Explain the basis for the selection of companies that do not have retail food stores, such as Coca-Cola, General Mills, etc. It is unclear how these stores are comparable stores.

Unaudited Pro Forma Condensed Financial Statements, page 109

78.   Please explain to us why the weighted average shares outstanding data (basic and diluted) as of December 31, 2005, changed from the previously issued proxy statement. Provide us with a schedule supporting the share amounts used.

79.   Refer to prior comment 109. Revise the discussion of conversion in Note 11 to clarify whether the conversion price of the preferred stock has been adjusted and, if so, the current conversion price. Revise the disclosure in Note 11 and in the footnotes to the pro forma financial statements to fully discuss the terms and conditions of the conversion and the accounting treatment.

80.   Please expand your disclosure of the estimated purchase price on page 109 to reconcile the total purchase consideration with the amount of $265 million discussed throughout the filing (e.g. pages 1, 5 and 47). Provide appropriate disclosure to clarify the adjustments made to the base purchase price. Discuss any assumptions underlying the estimated purchase price, factors that may result in a different purchase price and the likelihood of material changes to the expected purchase price from these factors.

81.   We note your response to prior comment 112. Although you discuss intangible assets you have identified and "various preliminary estimates" on pages 109 and 117, pro forma adjustment (o) still allocates the excess purchase price over historical cost solely to goodwill. Please revise to clearly disclose the preliminary allocation of the purchase price, presented in a manner that clearly identifies 1)

net tangible assets and liabilities acquired, 2) identifiable intangible assets, 3) fair value adjustments to tangible and intangible assets and liabilities acquired, and 4) the costs and fees of the acquisition. Describe all significant adjustments to fair value and disclose how they were determined. Provide appropriate pro forma income statement adjustments for the amortization of intangible assets relating to property leases, franchise agreements, management agreements and other items and discuss uncertainties regarding the effects of amortization periods assigned to the assets. Disclose why the allocation is preliminary, what events or activities must occur for it to be final, when management expects it to be finalized and the potential impact on the financial statements of any reallocation. If not otherwise apparent, please explain your basis for determining specific intangible assets have an indefinite useful life.

82.   In response to our prior comment 113, you added a table on pages 119 and 121 titled "further clarification." The nature of the amounts on this table and the reasons for the underlying adjusting entries are not clear. It is also not clear why the total of these elimination entries would equal the purchase price. Please revise to clarify.

83.   Consider revising the pro forma financial statements to present the pro forma adjustments from the acquisition, financing, and any other transactions in separate columns to improve clarity.

84.   It is not appropriate to present pro forma interest income from the use of offering proceeds on the face of the pro forma financial statements, although the expected use of the proceeds and the related impact could be disclosed in the footnotes thereto. Please revise both sets of pro forma adjustments (B) and (b) accordingly.

85.   On page 118 you describe the "cashless exercise" of vested options and warrants as a pro forma adjustment to cash. Please revise to clarify.

Beneficial Ownership of Securities, page 130

86.   Please explain the footnote four disclosure that the options that will be granted in exchange for their Jamba Juice options is not determinable at this time. Disclose when this amount will be determined and how the amount will be calculated. We may have further comment.

Financial Statements

Note 1 – Business and Summary of Significant Accounting Policies

Self-Insurance Reserves, page F-26

87.   We note the 2005 self-insurance reserve balance of $2.0 million is greater than
        five percent of total current liabilities. Accordingly, revise to separately state self-
        insurance reserves on the face of the balance sheet.

Note 2 – Area Development Affiliations, page F-31

88.   We note your revisions related to our previous comment 125. Please continue
        your revisions to clarify how fees are allocated to different deliverables required
        under the area development agreements, how revenue is recognized from each
        unit of accounting, and to tell us the basis for your accounting policies with
        respect to paragraphs 8 and 9 of SFAS 45 or other relevant guidance.

89.   We note your revisions with respect to our previous comment 126.   Please
        continue to amend your disclosures and provide further clarity regarding the
        transactions with the Midwest Developer. Clarify the accounting treatment for all
        of the transactions with the Midwest Developer as described in the second
        paragraph and second to last paragraph of this footnote. Provide us with the
        details of the transactions by stating the specific accounts affected in the financial
        statements for each element of the transactions from 1999 to June 30, 2005.

90.   Clarify whether a debit to revenue was recorded for the $1,250,000, to the extent
        of previously recognized revenue, in accordance with paragraph 18 of SFAS 45.
        Explain your basis for the amount of the reduction to revenue and discuss your
        consideration of revenue previously recognized from transactions with the
        Midwest Developer, including the $500,000 sale of development rights.

91.   We note you recorded total revenue of $2.8 million on a cash basis for providing
        employees to operate the Midwest Developer's stores. Please expand the
        disclosure of your revenue recognition policies to address this source of revenue
        and explain the relevant terms and conditions supporting your conclusion that you
        act as a principal and gross revenue recognition is appropriate. Also, tell us
        whether the Midwest Developer owed you any amounts for outstanding fees,
        expenses or other items during this period. If so, please explain how you
        determined the cash payments should be recognized as revenue, rather than
        applied to outstanding balances owed from the developer.

92.   Please discuss the nature of any outstanding amounts receivable from JJC Florida
        LLC and your analysis of these amounts in considering the treatment of the
        $700,000 in reimbursements reported as revenue.

93.   We reiterate our request from our previous comment 127 to provide the disclosures required by paragraph 21 of SFAS 45 with regard to transactions with the Midwest Developer including the amount of revenue and related costs deferred. If you believe this guidance does not apply to you, please explain to us why not.

Note 7 – Other Long-Term Assets, page F-35

94.   Please revise to include the financial statements of JJC Florida required by Rule 3-09, as discussed in your response to our prior comment 133.

Note 12 – Stock Options, page F-40

95.   On page 127 you state in October 2005, the board of directors of Jamba Juice approved accelerated stock option vesting for certain employees in the event of a change in control. Revise to discuss the details of the accelerated stock option vesting in the notes to the financial statements and the related accounting treatment.

Annex E

96.   Please include a validly executed fairness opinion.

97.   We reissue prior comment 142 of our letter dated April 28, 2006. The company attaches, as Annex E, a letter from North Point Advisors LLC ("North Point") which is labeled "Personal and Confidential". The letter further states that the opinion "is intended solely for the benefit and use of, the Board … in connection with its consideration of the Merger … [and] … nor shall any public references to us be made by the Parent or by any person in any manner without our prior written approval." Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for North Point's belief that shareholders cannot rely upon the opinion to support any claims against North Point arising under applicable state law (e.g., the inclusion of an express disclaimer in North Point's engagement letter with SACI). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to North Point would have no effect on the rights and responsibilities of either North Point or the board of directors under the federal securities laws.

Form 8-K, filed March 13, 2006

98.   We partially reissue our prior comment 144 of our letter dated April 28, 2006. Please clarify where the company has disclosed system-wide sales of $345 million for the 12 months ending January 10, 2006 in its Schedule 14A.

99.   Please incorporate the text of your response to our prior comment 145 of our letter dated April 28, 2006, particularly as it relates to the fact that no fees were paid, or payable, to New River Capital in connection with its work on the merger.

Form 10K, filed March 29, 2006

100.   The staff reissues its prior comment 146 of our letter dated April 28, 2006. In your Form 10K filing, filed on March 29, 2006, we note your disclosure that you currently do not maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act of 2002. You also indicate that the company will be required to comply with the Act for the fiscal year ending December 31, 2006. Please clarify this disclosure. For example, are there any particular concerns that management has found in its internal controls?

Financial Statements, page F-2

Warrants

101.   Since the warrants and the securities underlying the warrants included in the units sold in your initial public offering were registered at the time of effectiveness of your registration statement, it appears you will be required to file timely updates to the registration statement and deliver a current prospectus at the time such warrants are exercised. Therefore, pursuant to the guidance in paragraphs 14-18 of EITF 00-19 it appears you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you considered the guidance in EITF 00-19 in accounting for your warrants. It appears you are currently accounting for the warrants as equity. If you conclude that liability classification is more appropriate, please restate your financial statements in the proxy statement and in

Steven Berrand
Services Acquisition Corp. International
June 16, 2006
Page 19

the periodic reports to properly reflect this reclassification and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through March 31, 2006. Additionally, please add disclosure in the document describing your accounting for the warrants, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period. If you do not believe you need to reclassify the warrants, please explain to us why you believe equity classification is appropriate. We may have additional comments after reviewing your response.

Item 9A, page 25

102.   With respect to our previous comment 147, we note your "Item 4 – Controls and Procedures" disclosure in the Form 10-QSB as of March 31, 2006. Please tell us why you do not believe you need to amend your "Controls and Procedures" disclosure in the Form 10-KSB to clarify, if true, that your CEO concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO, to allow timely decisions regarding required disclosure.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

Cc: Kenneth Koch
        Fax # (212) 983-3115